Exhibit 10.35

OGE ENERGY CORP.
EXECUTIVE OFFICER COMPENSATION

Executive Compensation

In December 2010, the Compensation Committee of the OGE Energy Corp. board of directors took actions setting executives’ salaries, target amount of annual bonus awards and target amounts of long-term compensation awards for 2011.  Executive compensation was set by the Compensation Committee after consideration of, among other things, individual performance and market-based data on compensation for executives with similar duties.  Payouts of 2011 annual bonus targets and long-term awards are dependent on achievement of specified corporate goals that will be established by the Compensation Committee at a subsequent meeting, and no officer is assured of any payout.

Salary

The Compensation Committee established the base salaries for its senior executive group.  The salaries for 2011 for the OGE Energy officers who are expected to be named in the Summary Compensation Table in OGE Energy’s 2011 Proxy Statement are as follows:

Executive Officer	2011 Base Salary

Peter B. Delaney, Chairman and Chief Executive Officer	$859,300
Danny P. Harris, President and Chief Operating Officer	$582,000
Sean Trauschke, Vice President and Chief Financial Officer	$440,000
E. Keith Mitchell, Senior Vice President and Chief Operating Officer of Enogex LLC	$337,900
Stephen E. Merrill, Vice President of Human Resources	$263,000

Establishment of 2011 Annual Incentive Awards

As stated above, at its December 2010 meeting, the Compensation Committee approved the target amount of annual incentive awards, expressed as a percentage of salary, with the officer having the ability, depending upon achievement of the 2011 corporate goals to be set by the Compensation Committee at a subsequent meeting, to receive from 0 percent to 150 percent of such targeted amount.  For 2011, the targeted amount ranged from 50 percent to 90 percent of the approved 2011 base salary for the executive officers in the above table.

Establishment of Long-Term Awards

At its December 2010 meeting, the Compensation Committee also approved the level of target long-term incentive awards, expressed as a percentage of salary, with the officer having the ability to receive from 0 percent to 200 percent of such targeted amount at the end of a three-year performance period depending upon achievement of the corporate goals to be set by the Compensation Committee at a subsequent meeting.  For 2011, the targeted amount ranged from 85 percent to 240 percent of the approved 2011 base salary for the executive officers in the above table.

Other Benefits

Retirement Benefits.  Virtually all of our employees hired before December 1, 2009, including executive officers, are eligible to participate in our Pension Plan and certain employees are eligible to participate in our supplemental restoration plan that enables participants, including executive officers, to receive the same benefits that they would have received under our Pension Plan in the absence of limitations imposed by the Federal tax laws. In addition, the SERP, which was adopted in 1993, offers supplemental pension benefits to specified lateral hires. Mr. Delaney is the only employee, including executive officers, who participates in the SERP. Mr. Delaney’s participation in the SERP was the result of arms-length bargaining between Mr. Delaney and the Company at the time of his hire in April 2002 as Executive Vice President of the Company.

Almost all employees of the Company, including executive officers, also are eligible to participate in our 401(k) Plan. Under the 401(k) Plan, participants may contribute between two percent and 19 percent of their compensation. Participants may designate, at their discretion, all or any portion of their contributions as: (i) a before-tax contribution under Section 401(k) of the Code subject to the limitations thereof; or (ii) a contribution made on an after-tax basis.   In addition, participants age 50 or older may make as a before-tax contribution certain “catch-up” contributions as permitted under the Code. The 401(k) Plan was amended in October 2009 whereby eligible employees were provided a choice to select a future retirement benefit combination from the Company’s Pension Plan and the Company’s 401(k) Plan. For those employees who elected to stay in the Pension Plan (prior to it being amended) and 401(k) Plan (prior to it being amended), the Company matches (other than the “catch-up contributions”), each pay period under the 401(k) Plan, on behalf of each participant, an amount equal to 50 percent up to six percent of compensation for participants whose employment or re-employment date occurred before February 1, 2000 and who have less than 20 years of service, as defined in the 401(k) Plan, and an amount equal to 75 percent up to six percent of compensation for participants whose employment or re-employment date occurred before February 1, 2000 and who have 20 or more years of service, as defined in the 401(k) Plan.  For participants whose employment or re-employment date occurred on or after February 1, 2000 and before December 1, 2009 under the 401(k) Plan (prior to it being amended), the Company contributes 100 percent up to six percent of compensation.  For participants hired on or after December 1, 2009, the Company contributes, effective January 1, 2010, 200 percent up to five percent of compensation.  If employees elected not to stay in the Pension Plan (prior to it being amended) and 401(k) Plan (prior to it being amended), effective January 1, 2010, the Company contributes on behalf of each participant, depending on the choice selected, 200 percent up to five percent of compensation or 100 percent up to six percent of compensation.  Participants’ contributions are fully vested and non-forfeitable. The Company match contributions vest over a three-year period. After two years of service, participants become 20 percent vested in their Company contribution account and become fully vested on completing three years of service. In addition, participants fully vest when they are eligible for normal or early retirement under the Company’s Pension Plan, in the event of their termination due to death or permanent disability or upon attainment of age 65 while employed by the Company or its affiliates.

The Company provides a nonqualified deferred compensation plan which is intended to be an unfunded plan.  The deferred compensation plan allows key employees, including all executive officers, to defer compensation above government limitations on 401(k) contributions that apply to the Company’s 401(k) Plan and to defer taxation on all earnings on compensation deferred into the plan. Under the terms of the deferred compensation plan, participants have the opportunity to elect to defer each year up to 70 percent of their base salary and up to 100 percent of their annual bonus awards.

The Company matches deferrals to make up for any match lost in the 401(k) Plan because of deferrals to the deferred compensation plan, and to allow for a match that would have been made under the 401(k) Plan on that portion of either the first six percent of total compensation or the first five percent of total compensation, depending on the option the participant elected under the choice provided to eligible employees discussed above, deferred that exceeds the limits allowed in the 401(k) Plan. Matching credits vest based on years of service, with full vesting after six years or, if earlier, on retirement, disability, death, a change in control of the Company or termination of the plan.

Deferrals, plus any Company match, are credited to a special recordkeeping account in the participant’s name. Earnings on the deferrals are indexed to the assumed investment funds selected by the participant. During 2010, those investment fund options included a Company Common Stock fund and various money market, bond and equity funds.

Normally, payments under the deferred compensation plan begin within one year after retirement. For these purposes, normal retirement age is 65 and the minimum age to qualify for early retirement is age 55 with at least five years of service. Benefits will be paid, at the election of the participant, either in a lump sum or a stream of annual payments for up to 15 years, or a combination thereof. Participants whose employment terminates before they qualify for retirement will receive their vested account balance in one lump sum following termination as provided in the plan. Participants also will be entitled to pre- and post-retirement survivor benefits. If the participant dies while in employment before retirement, his or her beneficiary will receive a payment of the account balance plus a supplemental survivor benefit equal to two times the total amount of base salary and bonuses deferred under the plan.  If the participant dies following retirement, his or her beneficiary will continue to receive the remaining vested account balance. Additionally, eligible surviving spouses will be entitled to a lifetime survivor annuity payable annually. The amount of the annuity is based on 50 percent of the participant’s account balance at retirement, the spouse’s age and actuarial assumptions established by the Company’s Benefits Committee.

At any time prior to retirement, a participant may withdraw all or part of amounts attributable to his or her vested account balance at December 31, 2004, subject to a penalty of 10 percent of the amount withdrawn. In addition, at the time of the initial deferral election, a participant may elect to receive one or more in-service distributions on specified dates without penalty. Hardship withdrawals, without penalty, of amounts attributable to a participant’s vested account balance as of December 31, 2004 may also be permitted at the discretion of the Company’s Benefits Committee.

Perquisites. The Company also offers executive officers a limited amount of perquisites. These include dining and country club memberships for certain executive officers, an annual physical exam for all executive officers and, in the case of Mr. Delaney, use of a Company car.  In reviewing the perquisites and the benefits under the SERP, 401(k) Plan, Deferred Compensation Plan, Pension Plan and Restoration of Retirement Income Plan, the Compensation Committee sought in 2010 to provide participants with benefits at least commensurate with those offered by other utilities of comparable size.

Change-of-Control Provisions and Employment Agreements.  Each of the executive officers has an employment agreement that provides for specified benefits upon termination following a change of control. If an executive officer’s employment is terminated by the Company “without cause” or by the executive for “good reason” (as defined) following a change of control, the executive officer is entitled to, among other things, a severance payment equal to 2.99 times the sum of such officer’s (a) annual base salary and (b) highest recent annual bonus. “Good reason” was defined for executives hired prior to January 1, 2009, to include the ability of the executive to terminate voluntarily for any reason during the 30-day period immediately following the one-year anniversary of the change of control. This type of provision, which was eliminated for executives hired after January 1, 2009, is sometimes called a “modified double-trigger” because payment is made only if there is a change of control and the executive officer’s employment is terminated. The agreements prior to January 1, 2009 utilized a modified double-trigger because the Board of Directors believed change-of-control payments only should be made if there is a separation of employment following a change-of-control, but also believed that the right to voluntarily terminate for any reason within 30 days after the first anniversary of the change of control helped ensure that the executive’s services would be available during an important transition period. The 2.99 times multiple for change-of-control payments was selected because at the time it was considered standard. Although many companies also include provisions for tax gross-up payments to cover any excise taxes on excess parachute payments, the Board of Directors of the Company decided not to include this additional benefit in the Company’s agreements. Instead, under the Company’s agreements if the excise tax would be imposed, the change-of-control payments will be reduced to a point where no excise tax would be payable, if such reduction would result in a greater after-tax payment.

The form of Employment Agreements are filed as Exhibits 10.30, 10.31 10.32 and 10.37 to this Annual Report on Form 10-K.

In addition, pursuant to the terms of the Company’s incentive compensation plans, upon a change of control, all stock options and restricted stock will vest immediately and, for a 60-day period following the change of control, executive officers may surrender their options and receive in return a cash payment equal to the excess of the change of control price (as defined) over the exercise price; all performance units will vest and be paid out immediately in cash as if the applicable performance goals had been satisfied at target levels; and any annual incentive award outstanding for the year in which the participant’s termination occurs for any reason, other than cause, within 24 months after the change of control will be paid in cash at target level on a prorated basis.